

07008245

SECU[illegible] [illegible]SSION
Washington, D.C. 20549

AB
10/31

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SEC FILE NUMBER
8- 26784

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/01/06 (MM/DD/YY) AND ENDING 8/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Decade Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N19 W24130 Riverwood Drive, Ste. 100
(No. and Street)

Waukesha	WI	53188
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Sweet (262) 522-8990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

115 S. 84th Street Suite 400	Milwaukee	WI	53214
(Address)	(City)	(State)	(Zip Code)

PROCESSED
NOV 05 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


RECEIVED
2007

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Sweet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Decade Securities Corp., as of August 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
MARY ELLEN
THOSS
STATE OF WISCONSIN

Notary Public

My commission expires 3/27/11

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DECADE SECURITIES CORP.

Waukesha, Wisconsin

August 31, 2007

FINANCIAL STATEMENTS

Including Independent Auditors' Report

DECADE SECURITIES CORP.

TABLE OF CONTENTS


VirchowKrause
&company

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Decade Securities Corp.
Waukesha, Wisconsin

We have audited the accompanying statement of financial condition of Decade Securities Corp. (the "Company") as of August 31, 2007, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
October 6, 2007

DECADE SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
August 31, 2007

ASSETS

ASSETS		
Cash and cash equivalents	$	767,113
Fees receivable from related party		2,207
Investment		330,141
Furniture and equipment, less accumulated depreciation of $28,526		12,949
TOTAL ASSETS	$	1,112,410

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Income taxes payable	$	16,805
Deferred income taxes payable		11,100
Total Liabilities		27,905
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; 56,000 shares authorized, 12,891 shares issued and outstanding		12,891
Additional paid-in capital		475,401
Retained earnings		596,213
Total Stockholders' Equity		1,084,505
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,112,410

See accompanying notes to financial statements.

DECADE SECURITIES CORP.

STATEMENT OF INCOME
Year Ended August 31, 2007

REVENUES	
Fees and service income	$ 91,697
Commissions and other fees on security sales	7,891
Interest	22,014
Total Revenues	121,602
EXPENSES	
Professional fees	13,670
Other operating expenses	11,250
Total Expenses	24,920
NET INCOME BEFORE EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATE AND INCOME TAXES	96,682
EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATE	29,566
NET INCOME BEFORE INCOME TAXES	126,248
PROVISION FOR INCOME TAXES	(54,975)
NET INCOME	$ 71,273

See accompanying notes to financial statements.

DECADE SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended August 31, 2007

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCES, August 31, 2006	12,891	$ 12,891	$ 475,401	$ 524,940	$ 1,013,232
Net income	-	-	-	71,273	71,273
BALANCES, August 31, 2007	12,891	$ 12,891	$ 475,401	$ 596,213	$ 1,084,505

See accompanying notes to financial statements.

DECADE SECURITIES CORP.

STATEMENT OF CASH FLOWS
Year Ended August 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 71,273
Adjustments to reconcile net income to net cash flows from operating activities	
Depreciation	1,948
Equity in earnings of unconsolidated affiliate	(29,566)
Deferred income taxes	1,300
Changes in operating assets and liabilities	
Fees receivable	5,520
Prepaid income taxes	10,950
Income taxes payable	16,805
Net Cash Flows From Operating Activities	78,230
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital distributions from unconsolidated affiliate	29,112
Net Cash Flows From Investing Activities	29,112
Net Change in Cash and Cash Equivalents	107,342
CASH AND CASH EQUIVALENTS - Beginning of Year	659,771
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 767,113

Supplementary cash flow disclosure	
Cash paid for income taxes	$ 25,920

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Decade Securities Corp. (the "Company") is part of a real estate syndication group which uses the "Decade" name. The Company is a broker/dealer that principally sells interests in real estate direct participation programs sponsored by Decade affiliates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Long-Term Investment

The long-term investment is valued using the equity method which does not exceed the estimated net realizable value.

Furniture and Equipment

Equipment is carried at cost. Maintenance and repairs, including the replacement of minor items, are expensed as incurred, and major additions to equipment are capitalized. When equipment is sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Depreciation

The Company provides for depreciation of furniture and equipment using annual rates which are sufficient to amortize the cost of depreciable assets over their estimated useful lives.

Revenue Recognition

Commissions, other fees on security sales and various service fees (see Note 7) are credited to income at the time the related services are performed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Income Taxes

Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpertation No. 48, *Accounting for Uncertainty in Income Taxes - an interpertation of FASB Statement No 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises's financial statements in accordance with FASB Statement No. 109, *Accouting for Income Taxes*. This Interpretations prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpertation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Interpretation is required to be adopted by the Company on September 1, 2007.

In September 2006, the FASB issued Statements of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the masurement date. The Statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. The Company will be required to adopt this Statement beginning September 1, 2008.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The decision to elect the fair value option may be applied instrument by instrument, is irrevocable and is applied to the entire instrument and not to only specified risks, specific cash flows or portions of that instrument. An entity is restricted in choosing the dates to elect the fair value option for an eligible item. Adoption of SFAS 159 is effective for the Company on September 1, 2008. Management of the Company is currently evaluating the potential impact of SFAS No. 159 on the Company's financial condition, results of operations or liquidity.

DECADE SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS
August 31, 2007

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At August 31, 2007, the Company had net capital of $739,208 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .038 to 1 as of August 31, 2007.

NOTE 3 - INVESTMENT

The long-term investment represents an investment in Decade Mortgage Loan Partners LLC ("DMLP"). The Company owns 700 units of the 14,500 DMLP units issued and outstanding and accounts for this investment under the equity method because the Company could exercise significant influence over their operating and financial activities. The other members of DMLP consist of five affiliated entities that are either wholly owned or controlled by the Company's major shareholder.

The activity in the Company's investment in DMLP is as follows:

Balance at the beginning of year	$ 329,687
Equity in net earnings	29,566
Capital distributions	(29,112)
Balance at End of Year	$ 330,141

Following is an unaudited summary of the financial position and results of operations of DMLP as of and for the twelve months ended August 31, 2007.

Assets	$ 6,913,627
Liabilities	-
Equity	6,913,627
Net Income	428,198

NOTE 4 - LEASES

The Company leases office space under a month-to-month sublease agreement with an affiliate on the basis of square footage. Rental expense incurred under this lease for the year ended August 31, 2007 was $4,559.

DECADE SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS
August 31, 2007

NOTE 5 - INCOME TAXES

The provision for income taxes for the year ended August 31, 2007 is as follows:

Current	$ 53,675
Deferred	1,300
Total Provision for Income Taxes	$ 54,975

The provision for taxes differs from the expected provision that would result from the application of federal tax rates to pre-tax book income. The primary reasons for the differences are: state income taxes, the effects of allocated exemptions among the controlled group, and changes in the deferred tax liability.

NOTE 6 - CONCENTRATIONS

Cash Balance

The Company maintains its cash balances primarily in an area bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 7 - TRANSACTIONS WITH RELATED PARTIES

The Company collected monthly fees from an affiliate for investor relations services. Total fees amounted to $56,697 in 2007. As of August 31, 2007, the Company had a fee receivable of $2,207 from an affiliate.

The amounts recorded by the Company with respect to these transactions and those related to leased space cost allocations as discussed in Note 4 are based on negotiations among related parties and may or may not be representative of what the Company would have earned or incurred in comparable situations dealing with unrelated entities. The Company is also not charged for the costs of services rendered by employees of affiliates who perform the revenue-producing services discussed in the preceding paragraph.

The Company owns 700 units of the 14,500 DMLP units issued and outstanding. The Company received $29,112 as a return of capital in 2007.



Virchow Krause & company

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL FINANCIAL INFORMATION
REQUIRED BY RULE 17A-5 OF
THE SECURITIES EXCHANGE ACT OF 1934

The Board of Directors
Decade Securities Corp.
Waukesha, Wisconsin

We have audited the accompanying financial statements of Decade Securities Corp. as of and for the year ended August 31, 2007 and have issued our report thereon dated October 6, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
October 6, 2007

DECADE SECURITIES CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
August 31, 2007

Computation of Net Capital

Common stock	$ 12,891
Additional paid-in capital	475,401
Retained earnings	596,213
Total stockholders' equity	1,084,505
Deduct non-allowable assets:	
Investments	(330,141)
Furniture and equipment	(12,949)
Fees receivable	(2,207)
Net capital	$ 739,208

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities from the balance sheet	$ 27,905

Computation of Basic Net Capital Requirement

6-2/3% of aggregate indebtedness	$ 1,860
Minimum dollar net capital requirement	$ 5,000
Net capital required	$ 5,000
Excess net capital	$ 734,208
Excess net capital at 1,000% (net capital minus 10% of aggregate indebtedness)	$ 736,417
Ratio of aggregate indebtedness to net capital	.038 to 1

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Decade Securities Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Decade Securities Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).



Virchow Krause & company

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Decade Securities Corp.
Waukesha, Wisconsin

In planning and performing our audit of the financial statements and supplemental schedule of Decade Securities Corp. (the "Company") for the year ended August 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission(SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets, for which the Company has responsibility, are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2007, to meet the SEC's objectives.

The Board of Directors
Decade Securities Corp.
Page 2

This report is intended solely for the use of the Company, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
October 6, 2007

END